REXAM

03 JAN 21 AM 7:21

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03003477

14 January 2003

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

dlw 2/3

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REGISTERED IN ENGLAND NUMBER 191285

REXAM PRESS RELEASE

Rexam PLC takes further step in consolidation of German glass container industry

Rexam PLC, the global consumer packaging company, announces that it has today reached agreement with family shareholders to acquire 100% of Lüner Glashüttenwerke GmbH ("Lüner Glas"), a German glass container manufacturer.

The consideration is £33m, comprising £3.5m in cash payable for the shares and £29.5m of estimated debt and financial liabilities assumed with the company. In addition, pension liabilities assumed amount to £1.8m.

The transaction is subject to regulatory approval by German competition authorities.

The acquisition of Lüner Glas complements Rexam's £68m acquisition of Nienburger Glas, another German glass container manufacturer, which was completed on 29 November 2002.

The two acquisitions will increase Rexam's presence in the German glass container industry to seven glassworks and provide it with a broad end use spectrum from beer and wine through carbonated soft drinks to food and pharmaceuticals.

Information on Lüner Glas

Lüner Glas has two sites in Germany, one in Lünen near Düsseldorf and one in Drebkau close to Berlin. It employs around 430 people. The product range comprises flint (non coloured) glass containers primarily for the food and carbonated soft drinks markets.

The table below shows summary financial information, on an estimated UK GAAP basis, for Lüner Glas.

	12 months to 30.06.2002
Sales	£36.0m
EBITDA*	£8.9m
Net Operating Assets	£36m

*Earnings before interest, tax, depreciation and amortisation

After incorporating fair value adjustments it is expected that little or no goodwill will arise on the transaction.

REXAM

PRESS RELEASE

Information on Nienburger Glas

On 14 October 2002 Rexam announced that it had conditionally agreed to acquire Nienburger Glas GmbH, a glass container manufacturer in Germany, for a total consideration of £68m, including net borrowings assumed. This acquisition was completed on 29 November 2002.

Nienburger Glas has four sites across Germany and employs 1,270 people. The table below shows summary financial information on an estimated UK GAAP basis.

	9 months to 31.01.2002	12 months to 31.01.2002 (annualised)
Sales	£83m	£110m
EBITDA*	£16m	£21m
Net Operating Assets	£80m	£80m

*Earnings before interest, tax, depreciation and amortisation

After incorporating fair value adjustments it is expected that little or no goodwill will arise on the transaction.

Lüner Glas and Nienburger Glas combined

On a pro forma basis the combined results of Nienburger Glas and Lüner Glas, on an estimated UK GAAP basis, are:

	Pro forma *
Sales	£146m
EBITDA**	£30m
Net Operating Assets	£116m

* Nienburger Glass 9 months to 31.01.2002 annualised plus Lüner Glas 12 months to 30.06.2002

**Earnings before interest, tax, depreciation and amortisation

Background to and reasons for the acquisitions

The German glass container industry is characterised by fragmentation and overcapacity. There is a need for consolidation and Rexam has previously indicated that it was willing to play a lead role in the consolidation process.

REXAM PRESS RELEASE

Commenting on today's announcement, Rolf Börjesson, Rexam's Chief Executive, said: "The acquisitions of Nienburger and Lüner are in line with our strategy to consolidate the German glass industry. In addition to giving us a good balance between food and beverage customer groups, they reinforce our long term commitment to relationships with key customers in Germany and across continental Europe."

8 January 2003

Enquiries

Per Erlandsson, Director Corporate Communications 020 7227 4100

NOTES TO EDITORS

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 20,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com

This press release is not an offer for sale of securities in or into the United States, Canada, Japan, Australia or the Republic of Ireland or in any other jurisdiction. Any securities issued may not be offered or sold in or into the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Certain statements in this press release relating to the completion and success of the acquisition are forward looking statements. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions which could cause actual results to differ materially from those expressed in or implied by the forward looking statements. These include, among other factors, securing all necessary governmental and other approvals, the satisfaction of all the conditions of the acquisition, changing business or other market conditions and the success of the business combinations as planned by the parties. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Forward looking statements contained in this press release regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. None of Rexam, Nienburger Glas or Lüner Glas undertakes any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward looking statements, which speak only as of the date of this press release.